PODESTA & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2017

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2017, the Company's net capital and required net capital were $231,049 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 25%.

NOTE 8 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

At March 31, 2017, the Company had federal and state net operating loss carryforwards of approximately $21,000, which expire at various dates through 2036.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.


PODESTA & CO.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2017


COMPUTATION OF NET CAPITAL

Total shareholders' equity	$ 125,015
Subordinated loans	125,000
Nonallowable assets	(16,916)
Haircuts	(2,050)
NET CAPITAL	**$ 231,049**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 3,854
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 182,803
Less: Subordinated loans	(125,000)
TOTAL AGGREGATE INDEBTEDNESS	**$ 57,803**

Percentage of Aggregate Indebtedness to Net Capital	25%

NOTE: There are no material differences between the
computations above and the computations included
in the Company's corresponding unaudited Form X-
17A-5 Part IIA filing, as amended on April 28, 2017.


See accompanying Report of Independent Registered Public Accounting Firm.


PODESTA & CO.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS – *(Continued)*

MARCH 31, 2017

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2017)

Net capital, as originally reported in Company's Part IIA (unaudited) FOCUS Report	$ 226,049
Adjustment to accounts payable and accrued expenses	5,000
Net Capital, Per previous page	$ 231,049

See accompanying Report of Independent Registered Public Accounting Firm.



DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Podesta & Co.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Podesta & Co. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Podesta & Co. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Podesta & Co. stated that Podesta & Co. met the identified exemption provisions for the year ended March 31, 2017 without exception. Podesta & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Podesta & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 18, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

PODESTA &CO.

EXEMPTION REPORT
SEC Rule I 7a-5(d)(4)

208 SOUTH LASALLE STREET
SUITE 1460
CHICA GO, IL 60604
(312) 899-0133
FAX (3 12) 899-0910
www.podestaco .com

May 18, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule I 7a-5(d)(4):

- Podesta & Co. is a broker/dealer registered with the SEC and FINRA.

- Podesta & Co. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended March 31, 2017.

- Podesta & Co. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule I 7a-3 and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Podesta & Co. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended March 31, 2017 without exception.

- Podesta & Co. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended March 31, 2017.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: *Carol Podesta Foley*

Name and Title: *Carol Podesta Foley, President*